UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 16, 2022

Date of Report (Date of earliest event reported)

JATT Acquisition Corp

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40598	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 309, Ugland House Grand Cayman, Cayman Islands	E9 KY1-1104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 7706 732212

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	JATT	The New York Stock Exchange
Warrants	JATT WS	The New York Stock Exchange
Units	JATT U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

The Business Combination Agreement

On June 16, 2022, JATT Acquisition Corp, a Cayman Islands exempted company (“JATT” or the “SPAC”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time) (the “Business Combination Agreement”), among JATT, JATT Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub”), JATT Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub 2”), Zura Bio Holdings Ltd, a Cayman Islands exempted company (the “Holdco”) (to become a party before Closing, as described below) and Zura Bio Limited, a limited company incorporated under the laws of England and Wales (the “Company” or “Zura”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of JATT and Zura.

Pursuant to the Business Combination Agreement:

(a) before the closing of the Business Combination (as defined below) (the “Closing” and the date on which the Closing actually occurs, the “Closing Date”) , Zura Bio Holdings Ltd, a Cayman Islands exempted company (“Holdco”) will be established as a new holding company of Zura and will become a party to the Business Combination Agreement; and

(b) on the Closing, in sequential order:

(i) Merger Sub will merge with and into Holdco, with Holdco continuing as the surviving company and a wholly owned subsidiary of JATT (the “Merger”);

(ii) immediately following the Merger, Holdco will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly owned subsidiary of JATT (the “Subsequent Merger”); and

(iii) JATT will change its name to “Zura Bio Limited”.

On the Closing Date, (i) an FPA Investment (as defined below) in the amount of $30 million will be consummated immediately prior to the completion of the Merger or otherwise in accordance with the terms thereof, and (ii) the PIPE Investment (as defined below) in the amount of $20 million shall be consummated immediately prior to the completion of the Merger and Subsequent Merger. An additional FPA Investment of $15 million will be made at the same time in the event that JATT public share redemptions in connection with the Merger are greater than 90%. The FPA Investments, the PIPE Investment, the Merger, the Subsequent Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination

Subject to, and in accordance with, the terms and conditions of the Business Combination Agreement, in connection with the Merger and the Subsequent Merger, at the Closing,

(i) each JATT unit will (to the extent not already separated) be automatically separated and the holder thereof will be deemed to hold one JATT Class A Ordinary Share (the “JATT Class A Shares”) and one-half of a JATT warrant;

(ii)  in consideration for the Merger, JATT will issue to holders of Holdco’s issued and outstanding shares immediately prior to the Effective Time (as defined in the Business Combination Agreement) an aggregate of 16,500,000 JATT Class A Shares (less any set aside for the satisfaction of options to acquire JATT Class A Shares for which outstanding options to acquire Holdco shares will be exchanged on Closing); and

(iii) pursuant to the terms and conditions of JATT’s existing amended and restated memorandum and articles of association, all then-outstanding Class B Ordinary Shares (the “JATT Class B Shares”), par value $0.0001 per share, will be automatically converted into JATT Class A Shares on a one-for-one basis.

Conditions to the Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) obtaining required approvals of the Business Combination and related matters by the respective shareholders of JATT and Zura, (ii) the effectiveness of the registration statement on Form S-4 to be filed by JATT in connection with the Business Combination, (iii) receipt of approval for listing on NYSE the JATT Class A Shares to be issued in connection with the Merger, (iv) that JATT will have at least $5,000,001 of net tangible assets upon the Closing, (v) the absence of any injunctions enjoining or prohibiting the consummation of the Business Combination, and (vi) as of immediately prior to the Closing, the amount of cash and cash equivalents held by JATT without restriction outside of the Trust Account (as defined in the Business Combination Agreement) (other than any amounts received pursuant to any working capital or indebtedness (other than any indebtedness constituting JATT transaction expenses)) and any interest earned on the amount of cash held inside the Trust Account, must be equal to or greater than $65,000,000.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Business Combination Agreement, (d) compliance with laws and permits, (e) taxes, (f) financial statements and internal controls, (g) real and personal property, (h) material contracts, (i) environmental matters, (j) absence of changes, (k) employee matters, (l) litigation, (m) brokers and finders, and (n) healthcare laws. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for JATT and Zura to use reasonable best efforts to cooperate in the preparation of the Proxy/Registration Statement (as defined in the Business Combination Agreement) required to be filed in connection with the Merger and to seek all requisite approvals of their respective shareholders including, in the case of JATT, approvals of the amended and restated memorandum and articles of association, the share issuance under NYSE rules and the LTIP (as defined below). JATT has also agreed to include in the Proxy/Registration Statement the recommendation of its board of directors that its shareholders approve all of the proposals to be presented at its special meeting.

JATT Incentive Equity Plan

JATT has agreed to approve and adopt an incentive equity plan (the “LTIP”) to be effective as of the Closing and in a form mutually acceptable to JATT and Zura. The LTIP shall provide for an initial aggregate share reserve up to 10.00% of the number of shares of JATT Class A Shares on a fully diluted basis immediately after the Closing.

Non-Solicitation Restrictions

Zura has agreed that from the date of the Business Combination Agreement to Closing or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, it and its officers, directors, employees, agents or representatives will not initiate any negotiations with any party, or provide information concerning it or its business or assets to any Competing SPAC Party relating to a Competing Proposal (as such terms are defined in the Business Combination Agreement) or enter into any agreement relating to such a proposal.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by written consent of JATT and Zura, (ii) by Zura or JATT, if certain approvals of the shareholders of JATT, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by JATT, if certain approvals of the shareholders of Holdco, to the extent required under the Business Combination Agreement, are not obtained and (iv) by either JATT or Zura in certain other circumstances set forth in the Business Combination Agreement, including (a) if any Law or non-appealable Order (each as defined in the Business Combination Agreement) makes consummation of the Business Combination illegal or otherwise prevents it, (b) in the event of certain uncured breaches by the other party, and (c) if the Closing has not occurred on or before November 15, 2022.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Certain Related Agreements

PIPE Subscription Agreement. Concurrently with the execution of the Business Combination Agreement, one accredited investor (the “PIPE Investor”) entered into a subscription agreement with JATT (the “PIPE Subscription Agreement”) pursuant to which the PIPE Investor has committed to purchase 2,000,000 shares of JATT Class A Shares (the “PIPE Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $20,000,000 (the “PIPE Investment”). The obligations to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

In connection with the PIPE Investment, JATT will grant the PIPE Investor certain customary registration rights. The PIPE Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the availability of an exemption from such registration. Additionally, depending upon the amount of redemptions by the public shareholders at the time of Closing the Business Combination Agreement, the PIPE Investor will be entitled to receive up to 1,654,800 of the Forfeited Private Placement Warrants (as described below).

The foregoing description of the PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Forward Purchase Agreement. On August 5, 2021, as amended on January 27, 2022, two accredited investors (the “FPA Investors”) entered into a Forward Purchase Agreement with JATT (the “Forward Purchase Agreement”) pursuant to which the FPA Investors have committed, on or shortly before Closing, to (i) purchase 3,000,000 JATT Class A Shares (the “FPA Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $30,000,000 (the “FPA Investment”) and (ii) provide a binding redemption backstop to purchase an additional $15,000,000 of JATT Class A Shares from redeeming public JATT shareholders in the event that JATT public share redemptions are greater than 90% in connection with the Merger (the “FPA Investments”). The FPA shares have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration.

The obligations to consummate the transactions contemplated by the Forward Purchase Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Forward Purchase Agreement, a copy of which is attached hereto as Exhibit 10.8 and is incorporated herein by reference.

Sponsor Support Agreement.  Concurrently with the execution of the Business Combination Agreement, JATT, JATT Ventures, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”), certain other holders of JATT Class B Shares (the “Other Class B Shareholders”) and Zura entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor and such Other Class B Shareholders agreed to, among other things, (i) vote all of their ordinary shares and preferred shares of JATT which they hold or have power to vote or (including any acquired in future) in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii)  be bound by certain transfer restrictions with respect to their shares of JATT, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Company Support Agreement. Contemporaneously with the execution of the Business Combination Agreement, JATT, Zura and certain shareholders of Zura entered into a company support agreement (the “Company Support Agreement”), pursuant to which, among other things, such holders agreed to (i) vote all of their shares of Zura in favor of, and otherwise support, the Business Combination, on the terms and subject to the conditions of the Company Support Agreement and (ii) deliver a duly executed copy of the Amended and Restated Registration Rights Agreement at the Closing.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Sponsor Forfeiture Agreement. Contemporaneously with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor forfeiture agreement (the “Sponsor Forfeiture Agreement”) with JATT and Zura, pursuant to which, contingent upon the percentage of public shareholders who elect to redeem their shares at Closing, the Sponsor agreed to forfeit up to 4,137,000 of its private placement warrants to purchase shares of JATT Class A Shares, exercisable at $11.50 per share (the “Forfeited Private Placement Warrants”), acquired by the Sponsor in July 2021, upon the JATT initial public offering. At the Closing, the Forfeited Private Placement Warrants shall be transferred from the Sponsor to the FPA Investors and the PIPE Investor on a pro rata basis in accordance with such FPA Investors’ and PIPE Investor’s total invested capital.

The foregoing description of the Sponsor Forfeiture Agreement is not complete and is subject to and qualified in their entirety by reference to the Sponsor Forfeiture Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Registration Rights Agreement. In connection with the Closing, Zura, JATT and certain shareholders of each of Zura and JATT who will receive shares of JATT Class A Shares pursuant to the Business Combination Agreement, will enter into an amended and restated registration and shareholders rights agreement (the “Registration Rights Agreement”) in a form agreed to by JATT and Zura, which will become effective upon the consummation of the Merger.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Lock-up Agreement. Contemporaneously with the execution of the Business Combination Agreement, JATT, the Sponsor, certain affiliates of the Sponsor and the Zura shareholders and optionholders, entered into a lock-up agreement (the “Lock-Up Agreement”), to take effect at Closing, containing restrictions on transfer with respect to JATT Class A Shares held by each such holder (subject to certain exceptions, the “Lock-Up Shares”) for a period as follows: one-third (1/3) of the Lock-Up Shares will be restricted until 6 months after the Closing, one-third (1/3) of the Lock-Up Shares will be restricted until 12 months after the Closing, and one-third (1/3) of the Lock-Up Shares shall be restricted until 24 months after the Closing; provided, that each portion of the Lock-Up Shares will be freely tradable on the earlier of the date on which the closing price of the JATT Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period on a VWAP (as defined below) basis during the relevant lock-up period and the date on which JATT consummates a liquidation, merger, capital share exchange, reorganization, or other similar transaction that results in all of JATT’s shareholders having the right to exchange their JATT Class A Shares for cash, securities or other property. For purposes of the Lock-Up Agreement, “VWAP” means, for any date, the daily volume weighted average price of the JATT Class A Shares for such date (or the nearest preceding date) on the trading market on which the JATT Class A Shares are then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 10.6 and is incorporated herein by reference.

Amendment to the Insider Letter Agreement. In connection with the execution of the Business Combination Agreement, JATT, the Sponsor, members of JATT’s board of directors and certain other individuals (collectively, the “Insiders”) who hold JATT Class B Shares (the “Founder Shares”) entered into an Amendment to the Insider Letter Agreement (the “Amended Insider Letter Agreement”), which provides, among other things, that certain Founder Shares (and any shares of JATT Class A Shares issuable upon conversion thereof) shall be subject to certain time and share-performance-based vesting provisions described below. The Sponsor and the Insiders agreed that they shall not transfer any Founder Shares until the earlier of (A) 6 months after the completion of the initial business combination and (B) the date following the completion of an initial business combination on which JATT completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their JATT Class A Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the JATT Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing at least 150 days after the Business Combination, the Founder Shares shall be released from the Founder Shares Lock-up. The Amendment to the Insider Letter Agreement also provides that neither the Sponsor nor the Insiders will redeem any shares of JATT Class A Shares owned by such persons in connection with the Business Combination.

The foregoing description of the Amended Insider Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended Insider Letter Agreement, a copy of which is attached hereto as Exhibit 10.7 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares and the FPA Shares and the transactions contemplated by the PIPE Subscription Agreement and the Forward Purchase Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure

On June 17, 2022, JATT and Zura issued a press release announcing their entry into the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein. Additionally, furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that JATT and Zura prepared for use in connection with the Business Combination described above.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between JATT and Zura. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue," "strategy," "future," "opportunity," "would," "seem," "seek," "outlook" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Zura's and JATT's expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of JATT's annual report on Form 10-K and initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents to be filed by JATT from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are outside Zura's and JATT's control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against JATT or Zura following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placement of ordinary shares or due to failure to obtain approval of the shareholders of JATT; (3) the risk that the proposed business combination may not be completed by JATT's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by JATT; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the shareholders of JATT, the satisfaction of the minimum cash requirement following any redemptions by JATT's public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of JATT's or the combined company’s securities ; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Zura operates; (14) the impact of the global COVID-19 pandemic; (15) the potential inability of Zura to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Zura's intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in JATT's Annual Report, its initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Zura and JATT caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Zura nor JATT gives any assurance that Zura or JATT will achieve its expectations. None of Zura or JATT undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics

Certain financial information and data contained in this communication is unaudited.

Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by JATT or Zura with the SEC. This communication includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Zura believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Zura. Zura’s management uses forward looking non-IFRS measures to evaluate Zura’s projected financial and operating performance. Zura believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Zura’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors.

However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Zura’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Zura does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Zura’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Zura about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Zura presents non-IFRS financial measures in connection with IFRS results.

Important Additional Information

This communication relates to a proposed Business Combination between Zura and JATT. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of JATT for their consideration.

JATT intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to JATT’s shareholders in connection with JATT’s solicitation for proxies for the vote by JATT’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Zura’s shareholders in connection with the completion of the proposed Business Combination. JATT also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, JATT will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that JATT will send to its shareholders in connection with the Business Combination. JATT’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JATT’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about JATT, Zura and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by JATT, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JATT. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

JATT and Zura and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of JATT's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of JATT's directors and officers in JATT's filings with the SEC, including JATT's annual report on Form 10-K for the fiscal year ended December 31, 2021 and JATT's initial public offering prospectus, which was filed with the SEC on July 14, 2021, and JATT's subsequent quarterly reports on Form 10-Q. To the extent that holdings of JATT's securities by JATT's insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to JATT's shareholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of JATT or Zura, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp, JATT Merger Sub, JATT Merger Sub 2, Zura Bio Holdings Ltd. and Zura Bio Limited.

10.1	PIPE Subscription Agreement, dated as of June 16, 2022.

10.2	Sponsor Support Agreement, dated as of June 16, 2022.

10.3	Company Support Agreement, dated as of June 16, 2022.

10.4	Sponsor Forfeiture Agreement, dated as of June 16, 2022.

10.5	Form of Amended and Restated Registration Rights Agreement.

10.6	Lock-Up Agreement, dated as of June 16, 2022.

10.7	Amendment to the Insider Letter Agreement, dated June 16, 2022.

10.8	Amended and Restated Forward Purchase Agreement, dated January 27, 2022 (incorporated by reference to Exhibit 10.9 in the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 11, 2022)

99.1	Joint Press Release, dated as of June 17, 2022.

99.2	Investor Presentation, dated as of June 16, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2022

JATT ACQUISITION CORP

By:	/s/ Verender S. Badial
Verender S. Badial
Chief Financial Officer